787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 13, 2020

VIA EDGAR

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Capital Allocation Trust

(Securities Act File No. 333-237776, Investment Company Act File No. 811-23564)

Response to Staff Comments

Dear Ms. Brutlag:

On behalf of BlackRock Capital Allocation Trust (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on May 20, 2020 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Trust on April 22, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

General

Comment No. 1:	Please provide the Staff with the ticker symbol for the Trust in the comment response letter.

Response No. 1:	The Trust’s common shares of beneficial interest are expected to be listed on the New York Stock Exchange, subject to notice of issuance, under the symbol “BCAT.”

Comment No. 2:	The Staff notes that the filing is materially incomplete at this time. Please provide the Staff with the fee table, hypothetical expense example, seed financial statements/notes, auditor information, the Consent, and any other missing information for review as soon as practicable.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

August 13, 2020

Response No. 2:	A draft of the Amendment including the open information was provided to the Staff via email on August 7, 2020. When the Amendment is filed with the Commission, the Report of Independent Registered Public Accounting Firm will be included in the Statement of Additional Information (“SAI”) and the Consent of Independent Registered Public Accounting Firm will be filed as Exhibit (n).

Prospectus Summary

Comment No. 3:	Under the caption “Investment Policies” on page 6, the prospectus states that the Trust may invest up to 25% of its total assets in its Subsidiary, which is described in the Preliminary Prospectus and on page S-3 of the SAI as a “wholly-owned and controlled Subsidiary” of the Trust “organized under the laws of the Cayman Islands.” Please respond to the following comments with respect to the Subsidiary:

Comment No. 3A:	Disclose that the Trust complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response No. 3A:	The Trust will revise the “Investment Policies” section of the Prospectus Summary to include the following sentence, which also appears in the section of the prospectus entitled “The Trust’s Investments—Investment Objective and Policies—Investment Policies”: “The Trust and Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with asset segregation requirements to the same extent as the Trust.”

Comment No. 3B:	Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Trust under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between the Subsidiary and its investment adviser is filed as an exhibit to the Registration Statement.

Response No. 3B:	The Advisor and the Subsidiary will be parties to an investment management agreement (the “Investment Management Agreement”), under which no separate compensation is paid from the Subsidiary to the Advisor. Since the Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. The Trust takes the position that the Investment Management Agreement does not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Investment

August 13, 2020

Management Agreement is nonetheless structured to include a contractual provision that, after an initial two-year period, subjects the Investment Management Agreement to the approval of the Subsidiary’s board of directors and the Trust’s board of trustees (including a majority of the Trust’s non-interested trustees) on an annual basis.

The Trust will revise the section of the prospectus entitled “The Trust’s Investments—Investment Objective and Policies—Investment Policies” to disclose more clearly the existence of the separate Investment Management Agreement for the Subsidiary. The Trust confirms that the Investment Management Agreement will be filed as an exhibit to the Registration Statement.

Comment No. 3C:	Disclose that the Subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (Section 17).

Response No. 3C:	The Trust confirms that the Subsidiary complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder, including those under Section 17(f) relating to custody. The Trust respectfully submits that the section of the prospectus entitled “The Trust’s Investments—Investment Objective and Policies—Investment Policies” discloses that “[t]he Subsidiary will be managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Trust.”

Comment No. 3D:	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Trust.

Response No. 3D:	The Trust respectfully submits that the section of the prospectus entitled “Prospectus Summary—Investment Policies” states the following:

The Trust may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.

The Trust may also gain exposure to commodity markets by investing in Cayman Capital Allocation Fund, Ltd. (the “Subsidiary”). The Subsidiary will invest primarily in commodity-related instruments. The Subsidiary may also hold cash and invest in other instruments, including fixed income securities, either as investments or to serve as margin or collateral for the Subsidiary’s derivative positions. The Advisor is the manager of the Subsidiary. The Subsidiary (unlike the Trust) may invest without limitation in commodity-related instruments. However, the Subsidiary will

August 13, 2020

otherwise be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Trust. The Trust will limit its investments in the Subsidiary to 25% of its total assets.

The Trust further submits that “Subsidiary Risk” states that “[b]y investing in the Subsidiary, the Trust is indirectly exposed to the risks associated with the Subsidiary’s investments. The commodity-related instruments held by the Subsidiary are generally similar to those that are permitted to be held by the Trust and are subject to the same risks that apply to similar investments if held directly by the Trust. See ‘Commodities Related Investments Risk’ above.”

The Trust notes that in addition to “Commodities Related Investments Risk,” the Trust’s prospectus includes risk factors relating to the Subsidiary’s potential investments, including, but not limited to, “Strategic Transactions and Derivatives Risk” and “Fixed-Income Securities Risks.”

Comment No. 3E:	Confirm to the Staff that the financial statements of the Subsidiary will be consolidated with those of the Trust.

Response No. 3E:	The Trust confirms that the financial statements of the Subsidiary will be consolidated with the Trust’s financial statements. In addition, the Trust notes that the section of the prospectus entitled “The Trust’s Investments—Investment Objective and Policies—Investment Policies” states that “[t]he financial statements of the Subsidiary will be consolidated with the Trust’s financial statements in the Trust’s annual and semi-annual reports.”

Comment No. 3F:	Confirm in correspondence that (a) the Subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and the Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (b) since the Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response No. 3F:	As noted in the prospectus, the Advisor will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Trust pays BlackRock based on the Trust’s assets, including the assets invested in the Subsidiary. The Subsidiary’s expenses will be shown as a subcategory of “Other Expenses” in the Trust’s fee table and therefore will be reflected in the “Other Expenses” line item in the fee table. The Trust confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States. The Trust confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

August 13, 2020

Comment No. 4:	Under the caption “Special Risk Considerations,” the prospectus includes a sub-risk to the “Fixed Income Securities Risk” on page 16 called “Duration and Maturity Risk.” This risk states that “[t]he Trust has no set policy regarding portfolio maturity or duration of the fixed-income securities it may hold.” Please include this information in the Investment Strategy or Investment Policies section of the Prospectus Summary.

Response No. 4:	The requested change will be made in the Amendment.

Comment No. 5:	Under the caption “Special Risk Considerations,” on page 25 the prospectus includes a risk called “Corporate Loans Risk.” This risk states that “[b]orrowers generally pay interest on corporate loans at rates that change in response to market interest rates such as [LIBOR] or the prime rates of U.S. banks.” Please consider including in this risk a brief explanation that LIBOR is expected to stop being calculated at the end of 2021 and the potential risks this poses for any LIBOR-linked corporate loans in which the Trust invests. The Staff notes that the prospectus includes a “LIBOR and Other Interest Rates Risk” on page 90 that addresses the expected discontinuation of LIBOR in more detail.

Response No. 5:	The Trust will revise the aforementioned risk factor in the Amendment to state that it is expected that LIBOR will cease to be published by the end of 2021 and include a cross-reference to “LIBOR Risk” (formerly, “LIBOR and Other Reference Rates Risk”).

Summary of Trust Expenses

Comment No. 6:	Footnote 4 of the fee table on page 37 explains the terms of the Fee Waiver Agreement that the Trust and the Advisor have entered into. Please confirm that this agreement will be in effect for at least one year from the date this filing goes effective.

Response No. 6:	The Trust confirms that the Fee Waiver Agreement’s term will remain in effect through June 30, 2022, which will be more than one year after the effective date of the Registration Statement. The Amendment will include this date.

Risks

Comment No. 7:	The section captioned “Risks” includes a risk factor on page 90 called “LIBOR and Other Reference Rates Risk.” Please tailor this risk disclosure to describe how the expected discontinuation of LIBOR could affect the Trust’s investments, including (i) if the Trust will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, (ii) how it will affect the liquidity of these investments, and (iii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

August 13, 2020

Response No. 7:	The requested change will be made to the aforementioned risk factor in the Amendment, which the Trust intends to rename as “LIBOR Risk.”

Closing

Comment No. 8:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response No. 8:	The Trust notes the Staff’s comment.

Comment No. 9:	If you intend to omit certain information from the form of the prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response No. 9:	The Trust intends to rely on Rule 430A to omit certain information from the prospectus included with the final pre-effective amendment to the Registration Statement and will provide a draft of the final pre-effective amendment to the Registration Statement to the Staff prior to filing.

Comment No. 10:	Please advise us if you have submitted or expect to submit exemptive applications or a no-action request in connection with your Registration Statement.

Response No. 10:	The Trust has not and does not expect to submit exemptive applications or a no-action request in connection with the Registration Statement.

Comment No. 11:	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response No. 11:	The Trust notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Trust is not making a change.

Comment No. 12:	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response No. 12:	The Trust notes the Staff’s comment.

*    *    *    *    *    *     *    *    *    *

August 13, 2020

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP